SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

HEALTHCARE TRUST, INC.
(Name of Subject Company)

MACKENZIE BLUE RIDGE FUND III, LP, MPF NORTHSTAR FUND, LP, MPF NORTHSTAR FUND 2, LP, MACKENZIE NORTHSTAR FUND 3, LP, MACKENZIE BADGER ACQUISITION CO. 4, LLC, MACKENZIE NORTHWEST FUND, LP, AHY INSTITUTIONAL INVESTORS, LTD., MPF BLUE RIDGE FUND I, LLC, MPF BLUE RIDGE II, LLC, MPF DEWAAY PREMIER FUND 2, LLC, MPF DEWAAY PREMIER FUND 3, LLC, MPF FLAGSHIP FUND 12, LLC, MPF FLAGSHIP FUND 13, LLC, MPF FLAGSHIP FUND 14, LLC, MACKENZIE FLAGSHIP FUND 15, LLC, MPF DEWAAY FUND 7, LLC, MP INCOME FUND 12, LLC, MPF OPPORTUNITY FUND, LP, COASTAL REALTY BUSINESS TRUST, AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

	Transaction	Amount of
	Valuation*	Filing Fee

	$7,000,000	$704.90
*	For purposes of calculating the filing fee only. Assumes the purchase of 500,000 Units at a purchase price equal to $14 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $704.90
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: August 15, 2016

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER

This Final Amendment to the Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MacKenzie Blue Ridge Fund III, LP, MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Badger Acquisition Co. 4, LLC, MacKenzie Northwest Fund, LP, AHY Institutional Investors, Ltd., MPF Blue Ridge Fund I, LLC, MPF Blue Ridge II, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 12, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 14, LLC, Mackenzie Flagship Fund 15, LLC, MPF DeWaay Fund 7, LLC, MP Income Fund 12, LLC, MPF Opportunity Fund, LP, and Coastal Realty Business Trust (collectively the "Purchasers") to purchase up to 500,000 shares of common stock (the "Shares")  in Healthcare Trust, Inc. (the "Corporation"), the subject company, at a purchase price equal to $14 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated August 15, 2016 (the "Offer Date") and the related Assignment Form.

The Offer resulted in the tender by Shareholders, and acceptance for payment by the Purchasers, of a total of approximately 17,709.027 Shares. Upon completion of the Offer, the Purchasers and their affiliates held an aggregate of approximately 23,404.027 Shares, or approximately 0.027% of the total outstanding Shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2016

MacKenzie Blue Ridge Fund III, LP, MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Badger Acquisition Co. 4, LLC, MacKenzie Northwest Fund, LP, AHY Institutional Investors, Ltd., MPF Blue Ridge Fund I, LLC, MPF Blue Ridge II, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 12, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 14, LLC, Mackenzie Flagship Fund 15, LLC, MPF DeWaay Fund 7, LLC, MP Income Fund 12, LLC, MPF Opportunity Fund, LP, Coastal Realty Business Trust
By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By: /s/ Chip Patterson
Chip Patterson, Managing Director